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                             December 7, 2023

       Allison Johnson
       Chief Financial Officer
       Mid Penn Bancorp, Inc.
       2407 Park Drive
       Harrisburg, PA 17110

                                                        Re: Mid Penn Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            File No. 001-13677

       Dear Allison Johnson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed March 16, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loans, page 40

   1. We note the tabular disclosure on page 40 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ). Given the significance of CRE
                                                        in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of your CRE loan portfolio by separately presenting owner and non-owner occupied,
by borrower type (e.g., by office, hotel, multifamily, etc.), geographic
concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value
ratios, occupancy rates, etc.) material to an investor   s
                                                        understanding of your
CRE loan portfolio. In addition, revise to describe the specific details of any risk
management policies, procedures or other actions undertaken by management in response
to the current environment.

                                                        In closing, we remind
you that the company and its management are responsible for the
 Allison Johnson
Mid Penn Bancorp, Inc.
December 7, 2023
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Schroeder at 202-551-3294 or Amit Pande at 202-551-3423 with any questions.



FirstName LastNameAllison Johnson                         Sincerely,
Comapany NameMid Penn Bancorp, Inc.
                                                          Division of
Corporation Finance
December 7, 2023 Page 2                                   Office of Finance
FirstName LastName